                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  11 June 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	11 th June 2009

Allied Irish Banks, p.l.c.  ("AIB") [NYSE: AIB] has today announced the following:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES OR ITALY

ALLIED IRISH BANKS, P.L.C. AND AIB CAPITAL EXCHANGE OFFERING 2009 LIMITED
ANNOUNCE EXCHANGE OFFERS

in relation to
any and all of the
€200,000,000 Perpetual Subordinated Callable Step-Up Notes (ISIN: XS0100325983)
(the "Euro Perpetual Notes")
£400,000,000 Perpetual Callable Step-Up Subordinated Notes (ISIN: XS0227409629)
(the "Sterling Perpetual Notes")
€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments (ISIN: XS0120950158) (the "RCIs " and together with the Euro Perpetual Notes and the Sterling Perpetual Notes, the "AIB Notes")

any and all of the
AIB UK 2 LP €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0257734037) (the "AIB UK 2 PPS")
AIB UK 3 LP £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c.
(ISIN: XS0257571066) (the "AIB UK 3 PPS")

and up to €700,000,000 in aggregate nominal amount of the
AIB UK 1 LP €1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0208105055) (the "AIB UK 1 PPS" and together with the AIB UK 2 PPS and the AIB UK 3 PPS, the "PPS ")

Allied Irish Banks, p.l.c. (the "Bank ") has today launched invitations to all holders of AIB Notes (subject to certain restrictions set out in the Exchange Offer Memorandum (as defined below)) to exchange any and all of their AIB Notes for (i) new sterling denominated subordinated notes (the "Sterling New Notes") in the case of the Sterling Perpetual Notes and (ii) new euro denominated subordinated notes in the case of the Euro Perpetual Notes and RCIs (the "Euro New Notes" and together with the Sterling New Notes, the "New Notes"), each to be issued by the Bank under its existing €30,000,000,000 Euro Medium Term Note Programme (the "AIB Exchange Offer").

AIB Capital Exchange Offering 2009 Limited ("AIB Capital") has today launched invitations to all holders of PPS (subject to certain restrictions set out in the Exchange Offer Memorandum (as defined below)) to exchange (i) any and all of their AIB UK 2 PPS for Euro New Notes, (ii) any and all of their AIB UK 3 PPS for Sterling New Notes and (iii) up to €700,000,000 in aggregate nominal amount of their AIB UK 1 PPS for Euro New Notes (the "LP Exchange Offer").

Each of the AIB Exchange Offer and the LP Exchange Offer is being made on the terms and subject to the conditions set out in the exchange offer memorandum dated 11 June 2009 (the "Exchange Offer Memorandum"), copies of which may be obtained free of charge from Lucid Issuer Services Limited (the "Exchange Agent").

Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Exchange Offer Memorandum.

THE EXCHANGE OFFERS

Subject to certain restrictions set out in the Exchange Offer Memorandum, all holders (the "Holders ") of AIB Notes and PPS are being invited to exchange any and all of their AIB Notes or PPS, as applicable, for the specified series of New Notes which are expected to be rated A1 (neg)/A- (neg)/BBB+ by each of Moody's Investors Service Ltd, Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies and Fitch Ratings Ltd respectively.

The Exchange Offers commence today,11 June 2009. The New Notes Spread, Sterling Mid Swap Maturity, Euro Mid Swap Maturity, New Notes Maturity,  whether or not the Bank as issuer of the relevant New Notes will have the ability to redeem such New Notes at its option prior to their maturity date and if so, the interest profile of the New Notes following the first call date) for each of the Euro New Notes and the Sterling New Notes will be announced at or around 10.00 a.m. (London time) on 16 June 2009.

Holders wishing to participate in the relevant Exchange Offer must submit, or arrange to have submitted on their behalf, duly completed Exchange Instructions by 5.00 p.m., London time, on 19 June 2009 (the "Expiration Deadline").

Determination of the Reference Rate and calculation of the New Notes Yield, the New Notes Price, the New Notes Coupon, the Exchange Ratio, the Pro-Ration Factor (if applicable in the event that in excess of €700,000,000 in aggregate nominal amount of AIB UK 1 PPS are validly offered for exchange pursuant to the LP Exchange Offer), Accrued Interest and Distribution Amount, as applicable, for each of the Euro New Notes and the Sterling New Notes is expected to occur at or around 3.00 p.m. (London time) on 22 June 2009 (the "Pricing Time").

Announcement of Pricing and Exchange Offer Results (including the aggregate principal amount of Euro New Notes and Sterling New Notes to be issued) is expected to occur at or around 4.00 p.m. on 22 June 2009.

Settlement of the Exchange Offers is expected to occur on 25 June 2009 (the "Settlement Date").

Holders are advised to check with the bank, securities broker or other intermediary through which they hold AIB Notes or PPS whether such intermediary would require to receive instructions to participate in the relevant Exchange Offer before the deadlines specified above. The deadlines set by each Clearing System for the submission of Exchange Instructions will also be earlier than the relevant deadlines above.

GENERAL

Holders are advised to read carefully the Exchange Offer Memorandum, as applicable, for full details of, and information on, the procedures for participating in any Exchange Offer.

Subject to applicable law and as provided in the Exchange Offer Memorandum, (i) the Bank may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the AIB Exchange Offer at any time and (ii) AIB Capital may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the LP Exchange Offer at any time.

Requests for information in relation to the pricing of the Exchange Offers should be directed to the Dealer Managers:

THE DEALER MANAGERS

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

For information by telephone: +44 (0) 20 7777 1333

Attention: Sebastien Bamsey - Liability Management

Email: sebastien.m.bamsey@jpmorgan.com

For information by telephone: +44 (0) 20 7779 2468

Attention: Richard Howard - FIG Syndicate

Email: richard.v.howard@jpmorgan.com

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

For information by telephone: +44 (0) 20 7677 5319
Attention: Elizabeth Esrov - Liability Management
Email: Elizabeth.Esrov@morganstanley.com

For information by telephone: +44 (0) 20 7677 7070
Attention: Daniel Shane - FIG syndicate
Email: Daniel.Shane@morganstanley.com

Requests for information in relation to the procedures for tendering AIB Notes or PPS in, and for any documents or materials relating to, the Exchange Offers should be directed to the Exchange Agent:

THE EXCHANGE AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP For information by telephone: +44 (0) 20 7704 0880 Attention: David Shilson / Yves Theis Email: aib@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Exchange Offer Memorandum. This announcement and the Exchange Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the AIB Exchange Offer and/or the LP Exchange Offer. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose AIB Notes or PPS are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such AIB Notes or PPS in the AIB Exchange Offer or LP Exchange Offer, as applicable. None of the Bank, AIB Capital, AIB UK 1 LP, AIB UK 2 LP, AIB UK 3 LP, the Dealer Managers, the Exchange Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should tender AIB Notes or PPS and/or accept the New Notes in the relevant Exchange Offer.

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. Nothing in this announcement or the Exchange Offer Memorandum constitutes an invitation to participate in the Exchange Offers in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an invitation under applicable securities laws. Offers to Exchange AIB Notes or PPS pursuant to the relevant Exchange Offer will not be accepted from Holders in any jurisdiction where such invitation or offer to exchange is unlawful.

The distribution of this announcement and the Exchange Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Exchange Offer Memorandum come are required by each of the Bank, AIB Capital, AIB UK 1 LP, AIB UK 2 LP, AIB UK 3 LP, the Dealer Managers and the Exchange Agent to inform themselves about, and to observe, any such restrictions.

OFFER RESTRICTIONS

United States

Each Exchange Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of this announcement and the Exchange Offer Memorandum and any other documents or materials relating to the relevant Exchange Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including without limitation, by custodians, nominees or trustees) in or into the United States or to U.S. persons and neither the AIB Notes nor the PPS can be Offered for Exchange by any such use, means, instruments or facilities or from within the United States or by U.S. persons. Any purported Offer to Exchange AIB Notes or PPS resulting directly or indirectly from a violation of these restrictions will be invalid, and any purported Offer to Exchange made by a U.S. person, a resident of the United States or from within the United States or from any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. person will be invalid and will not be accepted.

Each of this announcement and the Exchange Offer Memorandum is not an offer of securities for sale in the United States or to U.S. persons. None of the AIB Notes, the PPS and the New Notes have been, or will be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of U.S. persons. The purpose of this announcement and the Exchange Offer Memorandum is limited to the Exchange Offers, and none of this announcement or the Exchange Offer Memorandum may be sent or given to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.

Each Holder of AIB Notes or PPS participating in the relevant Exchange Offer will represent that it is participating in such Exchange Offer in accordance with Regulation S under the Securities Act and that it is not participating in the relevant Exchange Offer from within the United States nor is it a U.S. person or an agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. person.

United Kingdom

The communication of this announcement, the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom,  and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

Italy

The Exchange Offers are not being made in the Republic of Italy. The Exchange Offers, this announcement and the Exchange Offer Memorandum have not been submitted to the clearance procedures of the  Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. Accordingly, Holders are hereby notified that, to the extent such Holders are persons resident and/or located in the Republic of Italy, no Exchange Offer is available to them and they may not Offer to Exchange AIB Notes or PPS pursuant to the relevant Exchange Offer nor may the New Notes be offered, sold or delivered in the Republic of Italy and, as such, any electronic instruction notice received from or on behalf of such persons shall be ineffective and void, and neither this announcement nor the Exchange Offer Memorandum nor any other offering material relating to the Exchange Offers, the AIB Notes, PPS or the New Notes may be distributed or made available in the Republic of Italy.

Ireland

The Exchange Offers are not being made, directly or indirectly, to the public in Ireland and no offers or sales of any notes or securities under or in connection with such Exchange Offers may be effected except in conformity with the provisions of Irish law including the Irish Companies Acts 1963 to 2006, the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland, the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland and the Market Abuse (Directive 2003/6/EU) Regulations 2005 of Ireland.

Other

Each Exchange Offer is subject to further offer and distribution restrictions in, amongst other countries, Belgium and France, as more fully set out in the Exchange Offer Memorandum.  The distribution of this announcement and the Exchange Offer Memorandum in those jurisdictions is restricted by the laws of such jurisdictions.

-ENDS-

For further information please contact:

Catherine Burke	Rose O'Donovan
Head of Corporate Relations	Group Investor Relations Manager
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6413894	Tel: +353-1-6414191

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  11 June 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.